hennessy advisors, Inc.

7250 Redwood Blvd., Suite 200

Novato, California 94945

October 12, 2021

VIA EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Acceleration of Effective Date
Hennessey Advisors, Inc.
Registration Statement on Form S-1 (File No. 333-259750)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Hennessy Advisors, Inc. (the “Registrant”), hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”), be accelerated so that the Registration Statement becomes effective under the Securities Act by 12:30 p.m., Eastern Time, on October 14, 2021, or as soon thereafter as practicable.

The Registrant respectfully requests that you notify Mr. Jason Hille of Foley & Lardner LLP of such effectiveness by a telephone call to (414) 319-7336.

Very truly yours,

Hennessy Advisors, Inc.

By:	/s/ Teresa M. Nilsen
Teresa M. Nilsen
President